Exhibit 99.1
MANAGEMENT’S REPORT
TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of the management of Hydrogenics Corporation (the “Corporation”). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments. The significant accounting policies, which management believes are appropriate for the Corporation, are described in notes 2 and 3 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these consolidated financial statements.
Management has established and maintains a system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Corporation’s operating and financial results, and that the Corporation’s assets are safeguarded. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.
The Board of Directors, through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of independent directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Corporation’s independent auditors who are appointed by the shareholders of the Corporation upon the recommendation of the Audit Committee and the Board of Directors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 7, 2008
Mississauga, Ontario

31	2007 ANNUAL REPORT

MANAGEMENT’S REPORT
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s financial statements.

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as at December 31, 2007, the Corporation’s internal control over financial reporting was effective.
Hydrogenics’ internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s consolidated financial statements for the year ended December 31, 2007, as stated in the Independent Auditors’ Report, to the Shareholders of the Corporation, which expresses an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 7, 2008
Mississauga, Ontario

2007 ANNUAL REPORT	32

AUDITORS’ REPORT
INDEPENDENT AUDITORS’ REPORT
To the Shareholders of Hydrogenics Corporation
We have completed integrated audits of Hydrogenics Corporation’s 2007 and 2006 consolidated financial statements and internal control over financial reporting as at December 31, 2007 and an audit of its 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated Financial statements
We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations and deficit, shareholder’s equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s financial statements as at December 31, 2007 and 2006 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited Hydrogenics Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

33	2007 ANNUAL REPORT

AUDITORS’ REPORT
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control —Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

March 7, 2008
Toronto, Ontario

2007 ANNUAL REPORT	34

CONSOLIDATED BALANCE SHEETS
As at December 31, 2007 and December 31, 2006
(in thousands of U.S. dollars)

	2007	2006
ASSETS

Current assets
Cash and cash equivalents	$15,460	$5,937
Short-term investments	15,032	54,350
Accounts receivable (note 6)	12,713	9,740
Grants receivable	850	1,901
Inventories (note 7)	12,659	12,718
Prepaid expenses	1,077	1,539

	57,791	86,185

Property, plant and equipment (note 8)	4,847	5,435
Intangible assets (note 9)	249	500
Goodwill	5,025	5,025
Other non-current assets	28	28

	$67,940	$97,173

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (notes 10 and 17)	$18,166	$21,380
Unearned revenue	9,042	8,809

	27,208	30,189

Long-term debt (note 11)	11	94
Deferred research and development grants	337	133

	27,556	30,416

Shareholders’ Equity (note 12)
Share capital	306,872	307,376
Combined surplus	15,606	13,718
Deficit	(277,101)	(249,033)
Accumulated other comprehensive income	(4,993)	(5,304)

Total deficit and accumulated other comprehensive income	(282,094)	(254,337)

	$40,384	$66,757

	$67,940	$97,173

Commitments and contingencies (notes 14 and 15)
The accompanying notes form an integral part of these Consolidated Financial Statements.
Approved on behalf of the Board of Directors

Norman Seagram	Douglas Alexander
Chairman	Director

35	2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
As at December 31, 2007 and December 31, 2006
(thousands of U.S. dollars, except for share numbers and per share amounts)

						Accumulated
	Common shares					other	Total
				Contributed		comprehensive	shareholders’
	Number	Amount	Warrants	surplus	Deficit	loss	equity

Balance at Dec. 31, 2004	64,626,989	$187,282	$4,722	$2,155	$(80,900)	$(4,046)	$109,213

Comprehensive loss:
Net loss for the year	—	—	—	—	(37,374)	—	(37,374)
Foreign currency translation adjustments	—	—	—	—	—	(977)	(977)

Comprehensive loss							(38,351)

Issuance of common shares and options granted on the acquisition of Stuart Energy	26,999,103	119,526	—	3,382	—	—	122,908
Repurchase and cancellation of warrants	—	—	(4,722)	3,972	—	—	(750)
Issuance of common shares on exercise of options	53,578	149	—	—	—	—	149
Stock-based consulting expense	—	—	—	76	—	—	76
Employee stock-based compensation expense	—	—	—	2,262	—	—	2,262

Balance at Dec. 31, 2005	91,679,670	$306,957	$—	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:
Net loss for the year	—	—	—	—	(130,759)	—	(130,759)
Foreign currency translation adjustments	—	—	—	—	—	(281)	(281)

Comprehensive loss							(131,040)

Issuance of common shares on exercise of options	236,796	419	—	—	—	—	419
Stock-based consulting expense	—	—	—	39	—	—	39
Employee stock-based compensation expense	—	—	—	1,832	—	—	1,832

Balance at Dec. 31, 2006	91,916,466	$307,376	$—	$13,718	$(249,033)	$(5,304)	$66,757

Comprehensive loss:
Net loss for the year	—	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	—	311	311

Comprehensive loss							(27,757)

Shares returned to treasury	(150,775)	(504)	—	335	—	—	(169)
Employee stock-based compensation expense	—	—	—	1,553	—	—	1,553

Balance at Dec. 31, 2007	91,765,691	$306,872	$—	$15,606	$(277,101)	$(4,993)	$40,384

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares in series.
The accompanying notes form an integral part of these Consolidated Financial Statements.

2007 ANNUAL REPORT	36

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31, 2007, 2006 and 2005
(thousands of U.S. dollars, except for share numbers and per share amounts)

	2007	2006	2005
Revenues	$37,990	$30,059	$37,191

Cost of revenues	33,601	29,360	33,881

	4,389	699	3,310

Operating expenses
Selling, general and administrative (note 4)	24,006	27,891	24,616
Research and product development (note 13)	9,690	9,379	7,745
Windup of test equipment business (note 4)	2,016	—	—
Amortization of property, plant and equipment	903	1,285	1,365
Amortization of intangible assets	251	7,139	8,429
Impairment of intangible assets and goodwill (notes 5 and 9)	—	90,834	—
Integration costs (note 23)	—	—	1,123

	36,866	136,528	43,278

Loss from operations	(32,477)	(135,829)	(39,968)

Other income (expenses)
Sale of asset	—	477	—
Loss on disposal of property, plant and equipment (note 4)	(308)	—	—
Provincial capital tax	(127)	(42)	(91)
Interest	2,249	3,551	2,936
Foreign currency gains (losses)	2,617	904	(251)

	4,431	4,890	2,594

Loss before income taxes	(28,046)	(130,939)	(37,374)
Current income tax expense (recovery) (note 18)	22	(180)	—

Net loss for the year	(28,068)	(130,759)	(37,374)

Deficit — Beginning of year	(249,033)	(118,274)	(80,900)

Deficit — End of year	$(277,101)	$249,033	$(118,274)

Net loss per share

Basic and diluted (note 20)	$(0.31)	$(1.42)	$(0.41)

Shares used in calculating basic and diluted net loss per share	91,797,911	91,816,049	91,226,912

The accompanying notes form an integral part of these Consolidated Financial Statements.

37	2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2006 and 2005
(thousands of U.S. dollars, except for share numbers and per share amounts)

	2007	2006	2005
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
Operating activities
Net loss for the year	$(28,068)	$(130,759)	$(37,374)
Items not affecting cash
Amortization of property, plant and equipment	1,611	1,948	2,267
Amortization of intangible assets	251	7,139	8,429
Impairment of intangible assets and goodwill	—	90,834	—
Unrealized foreign exchange (gains) losses	29	(74)	210
Imputed interest on long-term debt	—	1	21
Non-cash consulting fees	—	39	76
Stock-based compensation	1,553	1,832	2,262
Sale of asset	—	(477)	—
Loss on disposal of property, plant and equipment	308	—	—
Net change in non-cash working capital (note 21)	(4,100)	5,029	(5,012)

	(28,416)	(24,488)	(29,121)

Investing activities
Decrease in short-term investments	39,318	26,046	9,052
Purchase of property, plant and equipment	(1,331)	(1,701)	(333)
Business acquisitions, net of cash acquired	—	—	(343)
Proceeds from sale of assets	—	477	—

	37,987	24,822	8,376

Financing activities
Repayment of long-term debt	(83)	(193)	(180)
Deferred research and development grant	204	(17)	(39)
Common shares issued (purchased and cancelled), net of issuance costs	(169)	419	149

	(48)	209	(70)

Increase (decrease) in cash and cash equivalents during the year	9,523	543	(20,815)
Cash and cash equivalents — Beginning of year	5,937	5,394	26,209

Cash and cash equivalents — End of year	$15,460	$5,937	$5,394

Supplemental disclosure
Interest paid	$52	$80	$36
Income taxes paid	63	—	1
The accompanying notes form an integral part of these Consolidated Financial Statements

2007 ANNUAL REPORT	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Note 1. — Description of business
Hydrogenics Corporation (“Hydrogenics” or the “Corporation”) is a globally recognized developer and provider of hydrogen and fuel cell products and services.
Note 2. — Summary of significant accounting policies
Basis of Presentation
The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.
Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiaries, which are wholly owned. All intercompany transactions and balances have been eliminated on consolidation.
Use of Estimates
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Significant estimates made by the Corporation include allowances for potentially uncollectible accounts receivable, warranty provisions, provisions for obsolete inventory, valuation allowances for future income tax assets, the recoverability of intangible assets, the fair value of goodwill, the fair value of stock options granted, provisions for costs to complete contracts-in-progress and estimates of fair values related to business acquisitions.
Cash and Cash Equivalents
Cash and cash equivalents, which are classified as held-for-trading, consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days and are at fair value.
Short-term Investments
Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are classified as held to maturity. As a result, short-term investments are carried at amortized cost using the effective interest rate method. The Corporation has the intention and the ability to hold these securities to maturity. Transaction costs are recognized in net income when incurred.
Inventories
Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and replacement cost. Work-in-progress and finished goods are carried at the lower of cost and net realizable value.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.
Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum
Leasehold improvements are amortized on a straight-line basis over the term of the lease.
The Corporation reviews the recoverability of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than the carrying value, the asset is written down to fair value.

39	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to determine the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss would be expensed in the consolidated statements of operations.
Intangible assets with finite useful lives
The Corporation’s intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Product technology	4 -7 years straight-line
Customer relationships	8 years straight-line
Trade names	3 years straight-line
ISO certifications	1 year straight-line
Management reviews the amortization methods and useful life estimates for these intangible assets annually.
The Corporation reviews the carrying amount of intangible assets with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than carrying value, the asset is written down to fair value.
Revenue Recognition
Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received.
Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenues. Losses, if any, are recognized immediately.
Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3065, “Leases.”
Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.
The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
Product Warranties
The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

2007 ANNUAL REPORT	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Research And Product Development Costs
Research costs and costs incurred in applying for patents and licences are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.
Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.
Stock-based Compensation
The Corporation has stock-based compensation plans, which are described in note 12. The Corporation estimates the fair value of stock-based compensation to employees and directors and expenses the fair value over the vesting period of the stock options. Any consideration paid by employees or directors on the exercise of stock options or purchase of stock is credited to share capital together with any previously recognized compensation expense. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options cancelled is charged to deficit.
Deferred Share Units
The intrinsic value of the Corporation’s deferred share units is charged to general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheet for the total intrinsic value of the vested deferred share units.
Income Taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities and the unused tax losses of the Corporation. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates and laws is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.
Foreign Currency Translation
Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.
Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into U.S. dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are recorded in other comprehensive income.
The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of these subsidiaries are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.
Net Earnings (Loss) Per Share
Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.

41	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Note 3. — New accounting standards
The Corporation has adopted the following changes to its accounting policies:
(I) Canadian Standards
The CICA has issued Handbook Section 1506, “Accounting Changes,” which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The Corporation adopted this standard effective January 1, 2007, which did not have a material impact on its consolidated financial position, results of operations or cash flows.
Effective January 1, 2007, the Corporation adopted the provisions of Emerging Issues Committee (“EIC”) Abstract 162, “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date”. Adoption of this standard did not have a significant impact on the Corporation’s consolidated financial position, results of operations or cash flows.
(II) U.S. Standards
The following changes only apply to note 24 of the consolidated financial statements.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation adopted this standard for generally accepted accounting principles in the United States (“U.S. GAAP”) reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows under U.S. GAAP.
New Accounting Standards
The following changes will be adopted in the future.
(I) Canadian Standards
The CICA issued Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments - Disclosures,” and Section 3863, “Financial Instruments — Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Section 3862 and 3863 will replace Section 3861, “Financial Instruments – Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. These standards will impact disclosure provided by the Corporation but will not impact its consolidated financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, “Inventories”, which replaces the existing Section 3030 “Inventories.” The standard introduces changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. The Corporation plans to adopt this new guidance effective January 1, 2008. The Corporation is currently assessing the effect that this guidance may have on its results of operations or cash flows.
In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduces changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Corporation is currently assessing the impact this standard may have on its financial position, results of operations or cash flows.

2007 ANNUAL REPORT	42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of an entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for the Corporation for annual periods beginning after January 1, 2008. The Corporation plans to adopt this new guidance effective January 1, 2008. These standards could impact disclosure provided by the Corporation are not expected to impact its consolidated financial position, results of operations or cash flows.
Convergence with International Financial Reporting Standards (“IFRS”) In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken and released by March 31, 2008.
Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ FASB and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS, and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.
As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative, if any, on the Corporation.
(II) U.S. Standards
The following changes only apply to note 24 of the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. The Corporation is currently assessing the effect that SFAS 157 may have on its results of operations and financial position.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. For nonfinancial assets and nonfinancial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008 and the Corporation plans to adopt this guidance effective January 1, 2009. The Corporation is currently assessing the effect that SFAS 159 may have on the Corporation’s results of operations and consolidated financial position.
In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the

43	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Corporation beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.
Note 4. — Business streamlining initiatives and windup of test equipment business
On March 20, 2007, and November 6, 2007 the Corporation’s Board of Directors approved the restructuring and streamlining of the Corporations operations in order to realign and reduce the overall cost structure. The Corporation recorded a $4,090 charge for severance and related expenses for these initiatives which are included in selling, general and administrative expenses. As at December 31, 2007, the Corporation had paid $2,481 in respect of these charges. The remaining balance of $1,609 at December 31, 2007 is anticipated to be paid in 2008. These charges were charged to the business segments as follows: $2,946 for Power Systems, $142 for OnSite Generation and $1,002 for Corporate and Other business segments.
On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. The Corporation expects to utilize $3,500 of cash resources relating to the closure of this business with a corresponding charge to earnings. The windup is anticipated to be carried out within a two-year period as it will be required to incur costs related to severance, facility closure and potential restoration and warranty obligations. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses and the write-off of inventory. The Corporation also recorded a loss of $308 associated with the write off of property, plant and equipment related to the windup of this business.
Note 5. — Business acquisition and goodwill
On January 6, 2005, the Corporation’s offer to acquire Stuart Energy, a provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis at an exchange ratio of 0.74 common shares for each Stuart Energy share was completed, and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy, which then became a wholly owned subsidiary of the Corporation. The purchase price was $125,352 including expenses of $2,444 relating to the acquisition. Consideration consisted of 26,999,103 common shares of the Corporation with a value based on the average market price of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced, and granting 1,823,404 options to purchase common shares of the Corporation. The purchase price was allocated to the assets acquired and liabilities assumed as follows:

Cash, cash equivalents and short-term investments	$27,615
Other current assets	11,222
Property, plant and equipment	2,664
Intangible assets	38,500
Goodwill	63,936
Other non-current assets	64
Current liabilities	(18,649)

$125,352

At the acquisition date, Stuart Energy had approximately $123,000 of tax losses available to reduce taxable income and a net balance of approximately $10,000 of other temporary differences. The related tax assets of $48,262 were not recorded upon acquisition due to the uncertainty associated with their ultimate realization. In addition, during 2005, goodwill was increased by $1,076 as a result of a reclassification from accrued liabilities and was reduced by $55 as a result of adjustments to other liabilities recognized upon acquisition.
The acquisition was accounted for using the purchase method and results of operations of Stuart Energy have been consolidated effective January 6, 2005.
Goodwill
During 2006, the Corporation performed a comprehensive assessment of its business and operating plans. As a result of these assessments, and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. In addition, management also determined that the revenues of the Test System business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets. Due to the significance of these changes, management performed an evaluation of the recoverability of the

2007 ANNUAL REPORT	44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
long-lived assets of the OnSite Generation and Test Systems segments and completed fair value impairment tests of the goodwill related to the OnSite Generation and Test Systems reporting units as at September 30, 2006, and in addition to its annual impairment test at December 31, 2006 and December 31, 2007.
Based on the results of these assessments, the Corporation recorded the following impairment charges in 2006:

Goodwill of the OnSite Generation reporting unit	$59,388
Intangible assets of the OnSite Generation reporting unit	26,333
Goodwill of the Test Systems reporting unit	5,113

Total	$90,834

The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprise product technology, which will continue to be amortized over its remaining useful life of five years.
The fair value used in the impairment charge calculations was determined using the Corporation’s best estimates of future cash flows and considered the weighted average cost of capital for comparable companies.
Note 6. — Accounts receivable

	2007	2006
Trade accounts receivable	$12,683	$9,248
Less: Allowance for doubtful accounts	(351)	(325)
Goods and services tax	381	817

	$12,713	$9,740

Note 7. — Inventories

	2007	2006
Raw materials	$5,070	$5,866
Work-in-progress	6,768	6,322
Finished goods	821	530

	$12,659	$12,718

Note 8. — Property, plant and equipment
As at December 31, 2007, the net book value of property, plant and equipment is as follows:

		Accumulated	Net book
	Cost	amortization	Value
Test equipment	$6,030	$4,544	$1,486
Furniture and equipment	4,192	2,141	2,051
Computer hardware and software	2,829	1,870	959
Leasehold improvements	1,066	739	327
Automobiles	69	45	24

	$14,186	$9,339	$4,847

45	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
As at December 31, 2006, the net book value of property, plant and equipment was as follows:

		Accumulated	Net book
	Cost	amortization	value
Test equipment	$6,016	$3,881	$2,135
Furniture and equipment	3,518	2,047	1,471
Computer hardware and software	3,627	2,156	1,471
Leasehold improvements	1,023	673	350
Automobiles	51	43	8

	$14,235	$8,800	$5,435

Test equipment and furniture and equipment under construction, as at December 31, 2007, not yet subject to amortization, amounted to $419 (2006 — $nil).
The net book value of equipment under capital lease as at December 31, 2007 was $49 (2006 — $57).
Note 9. — Intangible assets
As at December 31, 2007, the carrying value of intangible assets is as follows:

		Accumulated
		amortization and	Net book
	Cost	impairment charge	value
Product technology	$30,300	$30,051	$249

As at December 31, 2006, the carrying value of intangible assets was as follows:

		Accumulated
		amortization
		and
		impairment	Net book
	Cost	charge	value
Intellectual property	$33,629	$33,629	$—
Management services contracts	565	565	—
Product technology	30,300	29,800	500
Customer relationships	7,600	7,600	—
Trade names	500	500	—
ISO certifications	100	100	—

	$72,694	$72,194	$500

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans, which were updated as at December 31, 2006. As a result of these assessments and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. Accordingly, in 2006 the Corporation incurred an impairment charge of $26,300 to its intangible assets acquired in the 2005 acquisition of Stuart Energy.

2007 ANNUAL REPORT	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Note 10. — Accounts payable and accrued liabilities

	2007	2006
Severance and related compensation payments	$4,136	$1,373
Trade accounts payable	3,748	7,021
Warranty liability accruals	3,592	5,077
Facility accruals	1,975	2,322
Supplier accruals	1,829	1,704
Accrued payroll costs	1,734	2,256
Accrued professional fees	487	1,025
Provincial capital tax payable	195	57
Current portion of long-term debt (note 11)	16	194
Other	454	351

	$18,166	$21,380

Total severance and related expenses included in SG&A for 2007 was $4,090 (2006 – $1,415).
Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the year ended December 31:

Balance, December 31, 2006	$5,077
Accruals for warranties issued during the year	2,391
Settlements made during the year	(3,876)

Balance, December 31, 2007	$3,592

Note 11. — Long-term debt
From time to time, the Corporation receives repayable grant financing from government agencies for research and development activities. At December 31, 2007, the outstanding amount of such repayable financing was $89 (2006 — $277).
The Corporation has various equipment leases accounted for as capital leases. At December 31, 2007, the outstanding amount payable, net of future payments representing interest, is $27 (2006 — $39). The Corporation has charged to expense interest of $2 in 2007 (2006 — $2) on these capital leases at an effective weighted average interest rate of approximately 11% per annum.
The present value of future debt repayments is as follows:

2008	$16
2009	11

27
Less: Current portion	(16)

$11

Note 12. — Employee stock-based compensation
Stock Option Plan
During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2007 the number of common shares that may be issued under the stock option plan was 12,000,000. As at December 31, 2007, 2,504,360 common shares had been issued through the exercise of stock options under this plan. Up to 9,495,640 additional common shares are available to be issued in connection with the exercise of stock options. Of the 9,495,640 available stock options, 6,932,303 have been issued and were outstanding at December 31, 2007.

47	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. A summary of the Corporation’s employee stock option plan activity is as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	shares	(CDN$)	shares	(CDN$)	shares	(CDN$)
Outstanding, beginning of year	6,893,353	4.85	6,243,753	5.22	3,818,566	4.62
Granted	1,644,960	1.17	1,470,400	3.16	3,650,804	6.24
Exercised	—	—	(236,500)	2.01	(53,578)	3.37
Forfeited	(1,250,810)	4.72	(584,300)	5.73	(1,172,039)	6.54
Expired	(355,200)	5.65	—	—	—	—

Outstanding, end of year	6,932,303	4.05	6,893,353	4.85	6,243,753	5.22

Options exercisable, end of year	4,333,740	4.47	4,518,681	5.32	4,242,575	5.21

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2007:

					Weighted
	Number	Weighted	Weighted	Number	average
	outstanding at	average	average	exercisable at	share
Exercise price	December 31	remaining	share price	December 31	price
CDN$	2007	contractual life	CDN$	2007	CDN$
0.01 - 0.29	766,500	2.07	0.20	766,500	0.20
0.30 - 4.00	2,870,821	8.30	1.88	723,211	2.40
4.01 - 5.00	804,526	5.42	4.48	504,955	4.46
5.01 - 6.00	763,000	6.20	5.64	659,876	5.69
6.01 - 8.00	583,776	5.10	6.67	535,248	6.68
8.01 - 18.15	1,143,680	3.58	9.38	1,143,680	9.38

	6,932,303			4,333,740

All options granted after November 1, 2000, the date of the Corporation’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.
Stock options granted to employees during 2007 and 2006, excluding stock options granted on the acquisition of Stuart Energy, are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 4.11% (2006 — 3.94%; 2005 — 4.44%), average expected life of four years, expected volatility 56% (2006 – 53.34%; 2005 — 56.40%) and no dividends. The fair value of the stock options granted during 2007 was $773 (2006 — $1,914; 2005 – $3,521) (weighted average $0.47 per share) (2006 — $1.30; 2005 — $1.93) and the related expense recognized in the consolidated statements of operations for the year ended December 31, 2007 was $1,553 ($0.02 per share on a basic and diluted basis) (2006 — $1,832, 2005 — $2,262).
Deferred Share Unit Plan
In 2004, the Board of Directors authorized a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors will be entitled to elect to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors will not be eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination.
During the year ended December 31, 2007, 335,420 DSUs were issued with immediate vesting on the date of issuance.

2007 ANNUAL REPORT	48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
As at December 31, 2007, 442,418 DSUs were outstanding under the DSU plan.  As a result, the Corporation recognized a compensation expense of $281 for the year ended December 31, 2007 (2006 - $315, 2005 — $273). This expense reflects the cost of DSUs issued during the year as well as the revaluation of previously issued DSUs.
Note 13. — Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For 2007, 2006 and 2005, research and product development expenses and program funding, which have been received or are receivable, are as follows:

	2007	2006	2005
Research and product development expenses	$10,346	$12,024	$10,733
Research and product development funding	(656)	(2,645)	(2,988)

Total research and product development expenses	$9,690	$9,379	$7,745

Note 14. — Commitments
The Corporation incurred rental expenses of $1,823 under operating leases in 2007 (2006 — $1,120; 2005 — $1,293). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2008	$1,364
2009	1,161
2010	572
2011	80
2012	30
Thereafter	8

$3,215

The Corporation has entered into repayable contributions and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Corporation is eligible to receive up to $13,430 (2006 — $12,051; 2005 - $11,896) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2007 was $13,430 (2006 — $11,594; 2005 — $11,486). In return, these funding parties have a right to receive as repayment, 0.3% to 4.0% of gross revenue received by the Corporation as a result of the commercial exploitation of the associated technology. To date, $18,733 in revenues from these technologies has been recognized and a repayable amount of $89 has been reflected in the accounts. These arrangements expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
Note 15. — Contingencies
As at December 31, 2007, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $5,213 (December 31, 2006 — $2,980) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.
These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed

49	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
Note 16. — Lines of credit
The Corporation has operating lines of credit available up to $13,788 in total (2006 – $11,644). As of December 31, 2007 and 2006, the Corporation has no indebtedness on these lines. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and EURIBOR, respectively. The facility is due on demand and collateralized by a general security agreement over all assets.
Lines of credit available are reduced by the outstanding standby letters of credit and letters of guarantee issued by several financial institutions.
Note 17. — Related party transactions
In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a Company owned by a relative of one of the principal shareholders of the Corporation. Billings by this related Company for manufacturing functions totaled $823 in 2007 (2006 — $968; 2005 — $846). At December 31, 2007, the Corporation has an accounts payable balance due to this related party of $58 (2006 — $1; 2005 — $131). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
Note 18. — Income taxes
As at December 31, 2007, the Corporation has available income tax loss carry-forwards of $291,237 that may be used to reduce taxable income in future years, expiring as follows:

2008	$30,734
2009	40,957
2010	18,748
2013	24,484
2014	43,790
2015	26,701
2026	22,957
2027	29,511
No expiry	53,355

$291,237

As at December 31, 2007, the Corporation has unclaimed scientific research and experimental development expenditures of $30,108 (2006 — $25,531) that can be used to offset future income over an indefinite period. The Corporation also has non-refundable investment tax credits amounting to approximately $7,690 (2006 — $6,521) that can be used to reduce future federal income taxes payable, expiring between 2009 and 2015.

2007 ANNUAL REPORT	50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Components of the Corporation’s net future income tax assets, which are primarily arising in Canada, are:

	2007	2006
Assets
Non-capital losses	$87,122	$73,419
Scientific research and experimental development expenses	8,731	8,355
Property, plant and equipment and intellectual property	15,140	14,430
Investment tax credits	6,536	5,282
Warranty and other provisions	937	1,127
Share issue costs	(145)	(232)
Valuation allowance	(118,321)	(102,381)

Net future income tax assets	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.
The Corporation’s computation of income tax expense is as follows:

	2007	2006	2005
Loss before income taxes	$(28,046)	$(130,939)	$(37,374)

Statutory income tax rate	36.12%	32.96%	35.93%

Income tax recovery at statutory rate	(10,130)	(43,157)	(13,428)
Non-deductible expenses	433	497	1,383
Other permanent and temporary differences	24	(359)	182
Effect of income tax rate changes on future income taxes	10,651	6,635	—
Effect of foreign currency rate changes on future income taxes	(15,528)	—	—
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	(1,390)	1,410	(1,172)
Non-deductible amortization of intangible assets	—	—	3,028
Foreign exchange gain on CDN dollar denominated future income taxes	—	(34)	(3,036)
Change in valuation allowance related to the current year	15,940	5,065	13,043
Write down of intangible assets and goodwill	—	29,943	—
Other	22	(180)	—

Income tax expense (recovery)	$22	$(180)	$—

Note 19. — Financial instruments
At December 31, 2007, 2006 and 2005, the fair values of cash, short-term investments, accounts receivable, grants receivable and accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.
The carrying value of non-interest bearing loans payable approximates their fair value because interest is imputed at a rate available to the Corporation for long-term borrowings and is included in the long-term debt balance.
Canadian dollar denominated amounts included in short-term investments at December 31, 2007 amount to $5,042 (2006 — $ nil; 2005 — $ 2,042).
A substantial portion of the Corporation’s accounts receivable are owing from a limited number of customers located globally. The Corporation performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from them. The Corporation maintains an allowance for doubtful accounts receivable based on management’s assessment of expected collectibility and past history.
The Corporation operates in primarily U.S. dollars, Canadian dollars and the Euro. This gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

51	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Note 20. — Net loss per share
Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 91,797,911 shares in 2007 (2006 – 91,816,049; 2005 – 91,226,912). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.
Note 21. — Consolidated statements of cash flows
Components of the net change in non-cash working capital are as follows:

	2007	2006	2005
Decrease (increase) in current assets
Accounts receivable	$(2,687)	$(2,305)	$(478)
Grants receivable	1,290	(64)	639
Inventories	59	(4,033)	3,521
Prepaid expenses and other current assets	507	814	(200)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3,486)	5,580	(9,979)
Unearned revenue	217	5,037	1,485

	$(4,100)	$5,029	$(5,012)

Note 22. — Segmented financial information
The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other.
OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the manufacturing and sale of fuel cell test products and diagnostic testing services.
Financial information by reportable segment for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Year ended December 31, 2007
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$19,608	$6,103	$12,279	$—	$37,990
Amortization of intangible assets	—	—	—	251	251
Amortization of property, plant and equipment	—	—	—	903	903
Interest income	—	—	—	2,301	2,301
Interest expense	—	—	—	(52)	(52)
Income tax expense	—	—	—	22	22
Segment loss (i)	(5,436)	(14,283)	(1,465)	(6,884)	(28,068)

	Year ended December 31, 2006
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$12,032	$6,943	$11,084	$—	$30,059
Amortization of intangible assets	—	—	—	7,139	7,139
Impairment charge	—	—	—	90,834	90,834
Amortization of property, plant and equipment	—	—	—	1,285	1,285
Interest income	—	—	—	3,607	3,607
Interest expense	—	—	—	(56)	(56)
Income tax recovery	—	—	—	(180)	(180)
Segment loss (i)	(14,885)	(7,182)	279	(108,971)	(130,759)

2007 ANNUAL REPORT	52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)

	Year ended December 31, 2005
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$21,748	$3,861	$11,582	$—	$37,191
Amortization of intangible assets	—	—	—	8,429	8,429
Amortization of property, plant and equipment	—	—	—	1,365	1,365
Interest income	—	—	—	2,972	2,972
Interest expense	—	—	—	(36)	(36)
Segment loss (i)	(6,372)	(9,041)	(1,557)	(20,404)	(37,374)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, amortization of property, plant and equipment and amortization of intangible assets.
The accounting policies for inter-segment transactions are the same as those described in note 2.
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2007 were $249 and $5,025 (2006 — $500 and $5,025), respectively. Intangible assets and goodwill relating to the Corporation’s Power Systems segment as at December 31, 2007 were $nil and $nil (2006 — $nil and $nil). Intangible assets and goodwill relating to the Corporation’s Test Systems segment as at December 31, 2007 were $nil and $nil (2006 — $nil and $nil, respectively). The Corporation currently does not allocate its remaining assets among reportable segments.
A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.
Revenues and cost of revenues derived from products and services are as follows:

	2007	2006	2005
Revenues
Products	$34,486	$26,653	$34,470
Services	3,504	3,406	2,721

	$37,990	$30,059	$37,191

	2007	2006	2005
Cost of revenues
Products	$32,402	$28,114	$32,953
Services	1,199	1,246	928

	$33,601	$29,360	$33,881

53	2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Revenues are segmented by geography, as follows:

	2007	2006	2005
Russia	$5,629	$68	$1,963
United States	5,609	8,140	13,225
Canada	4,378	2,163	1,263
France	2,633	3,163	130
Japan	2,256	2,841	1,773
Brazil	2,017	—	—
Argentina	2,010	—	—
China	1,435	266	1,696
Germany	1,395	2,471	1,557
Slovenia	1,275	—	—
Dubai	1,255	—	—
Korea	1,070	2,499	1,823
Romania	277	1,367	—
United Kingdom	552	877	1,311
Vietnam	—	—	2,321
Algeria	—	—	1,992
Rest of world	6,199	6,204	8,137

	$37,990	$30,059	$37,191

The Corporation’s largest customers comprise the following percentages of revenues:

	2007	2006	2005
	%	%	%
Largest	12	12	11
Second largest	5	10	10
Third largest	5	5	5
Fourth largest	4	4	5
Others	74	69	69

	100	100	100

Property, plant and equipment are located in the following countries:

	2007	2006
Canada	$2,998	$4,341
Belgium	1,849	1,094

	$4,847	$5,435

A significant portion of the Corporation’s production, testing, equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.
Note 23. — Integration costs
Integration costs incurred during the year ended December 31, 2005 relate to reorganization and alignment activities associated with the acquisition of Stuart Energy.
Integration costs include the following:

	2007	2006	2005
Termination benefits	—	—	716
Consulting and information systems	—	—	308
Travel and accommodation	—	—	6
Other	—	—	93

	$—	$—	$1,123

2007 ANNUAL REPORT	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Integration activities related to the acquisition of Stuart Energy were complete as at December 31, 2005. All integration costs related to the acquisition of Stuart Energy relate to the OnSite Generation business segment.
Note 24. — Differences between Canadian and United States accounting principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.
A reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2007	2006	2005
Net loss for the year based on Canadian GAAP	$(28,068)	$(130,759)	$(37,374)
Write-off of in-process research and product development (i)	—	—	(18,400)
Impairment charge related to intangible assets (i)	—	13,800	—
Amortization of in-process research and product development (i)	—	1,971	2,629

Net loss for the year based on U.S. GAAP	(28,068)	(114,988)	(53,145)

Basic and fully diluted comprehensive loss per share based on U.S. GAAP	$(0.31)	$(1.26)	$(0.59)

Weighted average number of shares used in calculating comprehensive loss per share	91,797,911	91,816,049	91,226,912

	2007	2006	2005
Shareholders’ equity based on Canadian GAAP	$40,384	$66,757	$195,507
Shareholders’ equity based on U.S. GAAP	$40,384	$66,757	$179,736
The Condensed Statements of Operations and Cash Flows for the years ended December 31, under U.S. GAAP, are as follows:

	2007	2006	2005
Revenues	$37,990	$30,059	$37,191
Cost of revenues	33,601	29,360	33,881
Operating expenses	36,866	120,757	59,049
Loss from operations	(32,477)	(120,058)	(55,739)
Net loss for the year	(28,068)	(114,988)	(53,145)

Cash used in operating activities	(28,416)	(24,488)	(29,121)
Cash provided by investing activities	37,987	24,822	8,376
Cash provided by (used in) financing activities	(48)	209	(70)
(l) In-process Research and Development
Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.
Note 25. — Comparative information
Certain of the 2006 and 2005 comparative figures have been reclassified to conform to the classification adopted in the current year.

55	2007 ANNUAL REPORT